UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CONMED HEALTHCARE MANAGEMENT, INC.

(Name of Subject Company)

HANOVER MERGER SUB, INC.

(Name of Filing Persons (Offeror))
a wholly owned subsidiary of

CORRECT CARE SOLUTIONS, LLC

(Name of Filing Persons (Parent of Offeror))

COMMON STOCK, $0.0001 PAR VALUE PER SHARE	20741M03
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Gerard Boyle
Correct Care Solutions, LLC
1283 Murfreesboro Road, Suite 500
Nashville, TN 37217
(800) 592-2974

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Jane D. Goldstein, Esq.
Kendrick Chow, Esq.
Ropes & Gray LLP
800 Boylston Street
Boston, Massachusetts 02199
Phone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$59,324,871	$6,799
*	Estimated solely for purposes of calculating the amount of the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended. The transaction value was calculated by adding (1) the product of (a) the offer price of $3.95 per share of common stock of Conmed Healthcare Management, Inc. (“Conmed”), par value $0.0001 per share (“Shares”) and (b) 14,001,463 Shares issued and outstanding and (2) the product of (a) the difference between (x) $3.95 and (y) an exercise price of $2.49 (the weighted-average exercise price of outstanding options) and (b) 2,752,803 Shares issuable pursuant to outstanding options with an exercise price less than $3.95. The number of issued and outstanding Shares and Shares issuable pursuant to options are each as represented by Conmed as of July 25, 2012.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by .00011460.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Hanover Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Correct Care Solutions, LLC, a Kansas limited liability company (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Conmed Healthcare Management, Inc., a Delaware corporation (the “Company”), at a price of $3.95 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated July 30, 2012 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.  Summary Term Sheet.

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.  Subject Company Information.

(a) Name and Address.  The name of the subject company, and the address, and telephone number of the subject company’s principal executive offices are as follows:

Conmed Healthcare Management, Inc.
7250 Parkway Dr., Suite 400
Hanover, Maryland 21076
(410) 567-5520

(b) Securities.  This Schedule TO relates to the Offer by Purchaser to purchase all issued and outstanding Shares. As of July 25, 2012, based on information provided by the Company, there were (i) 14,001,463 Shares issued and outstanding and (ii) 2,752,803 Shares subject to outstanding options to purchase Shares at a weighted-average exercise price of $2.49 per Share (of which options to purchase an aggregate of 2,093,285 Shares were exercisable). The information set forth on the cover page and in the INTRODUCTION of the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price.  The information set forth under the caption THE TENDER OFFER  — Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto.

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

Item 4.  Terms of the Transaction.

(a) Material Terms.  The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

(b) Significant Corporate Events.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for the Company”)

Item 6.  Purposes of the Transaction and Plans or Proposals.

(a) Purposes.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for the Company”)

(c) (1)-(7) Plans.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for the Company”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 14 (“Dividends and Distributions”)

Item 7.  Source and Amount of Funds or Other Consideration.

(a) Source of Funds.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

(b) Conditions.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for the Company”)

THE TENDER OFFER — Section 15 (“Certain Conditions of the Offer”)

(d) Borrowed Funds.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 15 (“Certain Conditions of the Offer”)

Item 8.  Interest to Securities of the Subject Company.

(a) Securities Ownership.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for the Company”)

(b) Securities Transactions.  None.

Item 9.  Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER — Section 18 (“Fees and Expenses”)

Item 10.  Financial Statements.

(a) Financial Information.  Not Applicable.

(b) Pro Forma Information.  Not Applicable.

Item 11.  Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for the Company”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(c) Other Material Information.  The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.  Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated July 30, 2012.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Summary Advertisement as published in The New York Times on July 30, 2012.
(a)(5)(A)	Joint Press Release issued by Correct Care Solutions, LLC, Hanover Merger Sub, Inc. and Conmed Healthcare Management, Inc. on July 16, 2012 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Correct Care Solutions, LLC with the Securities and Exchange Commission on July 16, 2012).
(b)(1)	Commitment Letter, dated as of July 16, 2012, among Correct Care Solutions, LLC, General Electric Capital Corporation and Ares Capital Corporation.
(d)(1)	Agreement and Plan of Merger, dated as of July 16, 2012, among Conmed Healthcare Management, Inc., Correct Care Solutions, LLC and Hanover Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on From 8-K filed by Conmed Healthcare Management, Inc. with the Securities and Exchange Commission on July 18, 2012).
(d)(2)	Form of Tender and Voting Agreement and schedule of signatories thereto (incorporated herein by reference to Exhibit 99.1 to the Current Report on From 8-K filed by Conmed Healthcare Management, Inc. with the Securities and Exchange Commission on July 18, 2012).
(d)(3)	Confidentiality Agreement, dated January 24, 2012, by and between Correct Care Solutions, LLC and Conmed Healthcare Management, Inc.
(d)(4)	Employment Agreement, dated as of July 16, 2012, by and between Richard W. Turner and Conmed Healthcare Management, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on From 8-K filed by Conmed Healthcare Management, Inc. with the Securities and Exchange Commission on July 18, 2012).
(d)(5)	Employment Agreement, dated as of July 16, 2012, by and between Stephen B. Goldberg and Conmed Healthcare Management, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on From 8-K filed by Conmed Healthcare Management, Inc. with the Securities and Exchange Commission on July 18, 2012).
(d)(6)	Employment Agreement, dated as of July 16, 2012, by and between Larry Doll and Conmed Healthcare Management, Inc. (incorporated by reference to Exhibit 10.3 to the Current Report on From 8-K filed by Conmed Healthcare Management, Inc. with the Securities and Exchange Commission on July 18, 2012).
(g)	None.
(h)	None.

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2012

HANOVER MERGER SUB, INC.

By:	/s/ Gerard Boyle Name: Gerard Boyle Title: President

CORRECT CARE SOLUTIONS, LLC

By:	/s/ Gerard Boyle Name: Gerard Boyle Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated July 30, 2012.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Summary Advertisement as published in The New York Times on July 30, 2012.
(a)(5)(A)	Joint Press Release issued by Correct Care Solutions, LLC, Hanover Merger Sub, Inc. and Conmed Healthcare Management, Inc. on July 16, 2012 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Correct Care Solutions, LLC with the Securities and Exchange Commission on July 16, 2012).
(b)(1)	Commitment Letter, dated as of July 16, 2012, among Correct Care Solutions, LLC, General Electric Capital Corporation and Ares Capital Corporation.
(d)(1)	Agreement and Plan of Merger, dated as of July 16, 2012, among Conmed Healthcare Management, Inc., Correct Care Solutions, LLC and Hanover Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on From 8-K filed by Conmed Healthcare Management, Inc. with the Securities and Exchange Commission on July 18, 2012).
(d)(2)	Form of Tender and Voting Agreement and schedule of signatories thereto (incorporated herein by reference to Exhibit 99.1 to the Current Report on From 8-K filed by Conmed Healthcare Management, Inc. with the Securities and Exchange Commission on July 18, 2012).
(d)(3)	Confidentiality Agreement, dated January 24, 2012, by and between Correct Care Solutions, LLC and Conmed Healthcare Management, Inc.
(d)(4)	Employment Agreement, dated as of July 16, 2012, by and between Richard W. Turner and Conmed Healthcare Management, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on From 8-K filed by Conmed Healthcare Management, Inc. with the Securities and Exchange Commission on July 18, 2012).
(d)(5)	Employment Agreement, dated as of July 16, 2012, by and between Stephen B. Goldberg and Conmed Healthcare Management, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on From 8-K filed by Conmed Healthcare Management, Inc. with the Securities and Exchange Commission on July 18, 2012).
(d)(6)	Employment Agreement, dated as of July 16, 2012, by and between Larry Doll and Conmed Healthcare Management, Inc. (incorporated by reference to Exhibit 10.3 to the Current Report on From 8-K filed by Conmed Healthcare Management, Inc. with the Securities and Exchange Commission on July 18, 2012).
(g)	None.
(h)	None.